UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Share Transfer of One Eighty Holdings Ltd.

On June 23, 2025, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), through its wholly owned subsidiary, Starbox Global Ltd., a British Virgin Islands company (“Starbox Global”), transferred an aggregate of 21,642,485 ordinary shares of One Eighty Holdings Ltd. (“One Eighty”), an indirect subsidiary of the Company, to two unaffiliated transferees as settlement of certain loans (the “One Eighty Share Transfers”). Specifically, the Company transferred 15,851,720 ordinary shares of One Eighty to Stand Best Creation Limited (“Stand Best”), and pursuant to a Letter of Settlement of Loans (the “Stand Best Settlement Letter”) by and between the Company and Stand Best dated June 6, 2025, such share transfer was the full and final settlement of the outstanding principal balance in the amount of US$1,691,977.39 the Company borrowed from Stand Best as of May 31, 2025, and interests for such principal amount were waived. The Company also transferred 5,790,765 ordinary shares of One Eighty to Prime King Investment Limited (“Prime King”), and pursuant to a Letter of Settlement of Loans (the “Prime King Settlement Letter”) by and among the Company, Prime King, and certain subsidiaries of the Company dated June 6, 2025, such share transfer was the full and final settlement of the outstanding principal balance in the amount of US$618,093.44 the Company and certain subsidiaries of the Company borrowed from Prime King as of May 31, 2025, and interests for such principal amount were waived.

Prior to the One Eighty Share Transfers, Starbox Global held 51% of the issued share capital in One Eighty. Following the One Eighty Share Transfers, Starbox Global now holds approximately 46.2% of the issued share capital in One Eighty.

The foregoing descriptions of the Stand Best Settlement Letter and the Prime King Settlement Letter do not purport to be complete and are qualified in their entirety by reference to the full text of the Stand Best Settlement Letter and the Prime King Settlement Letter, which are filed as Exhibit 10.1 and Exhibit 10.2 to this Form 6-K.

The Stand Best Settlement Letter, the Prime King Settlement Letter, and the transactions contemplated thereby were approved and authorized by the board of directors (the “Board”) of the Company on June 23, 2025.

Resignation of Directors

On June 30, 2025, three independent directors of the Company, Dato’ Dr. Lai Kwong Choy, Ms. Sung Ming-Hsuan, and Ms. Ooi Bee Lian, each notified the Company of his or her resignation from his or her position of independent director, effective on the same date. The resignation of Dr. Lai, Ms. Sung, and Ms. Ooi was due to personal reasons and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On July 4, 2025, Mr. Khoo Kien Hoe, the chief financial officer and director of the Company, notified the Company of his resignation from his position of director, effective on the same date. The resignation of Mr. Khoo was due to personal reasons and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Khoo continues to serve as the chief financial officer of the Company.

Resignation and Appointment of Chief Executive Officer

On July 4, 2025, Mr. Lee Choon Wooi, the chief executive officer (“CEO”), director, and chairman of the Board of the Company, notified the Company of his resignation from his positions of the CEO, director, and the Chairman of the Board, effective on the same date. The resignation of Mr. Lee was due to personal reasons and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On July 4, 2025, to fill the vacancy created by Mr. Lee Choon Wooi’s resignation, the Board approved and appointed Mr. Chong Yip Loong to serve as the Company’s CEO, director, and Chairman of the Board. The biographical information of Mr. Chong Yip Loong is set forth below.

Mr. Chong Yip Loong, age 48, brings over 20 years of experience in management, marketing, and digital media services, with a strong focus on technology-driven business operations. Prior to his appointment, he served as a manager at ZY Sales & Distribution Sdn Bhd from May 2024 to June 2025, where he led the company’s digital marketing and sales initiatives. From May 2021 to April 2024, Mr. Chong was a manager at StarboxTV Sdn Bhd, where he was responsible for managing and monitoring the operations of SEEBATS, an advertising platform. Between November 2019 and April 2021, he served as a senior digital marketing executive at Zenapp Sdn Bhd, overseeing the company’s social media platforms and digital presence. Mr. Chong received an Advanced Diploma in Computer Science and Information Technology from Informatics College in 2001. He is well-versed in leveraging digital tools to drive business growth and brings to the Company a track record of leadership in the technology and advertising sectors.

Exhibit Index

Exhibit No.	Description
10.1	Letter of Settlement of Loans between Starbox Group Holdings Ltd. and Stand Best Creation Limited dated June 6, 2025

10.2	Letter of Settlement of Loans among Starbox Group Holdings Ltd., Irace Technology Limited, Starbox International Ltd, Starbox Technologies Sdn Bhd, and Prime King Investment Limited dated June 6, 2025

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date:	July 23, 2025	By:	/s/ Chong Yip Loong
		Name:	Chong Yip Loong
		Title:	Chief Executive Officer

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